Exhibit 99.1

Farfetch Announces Third Quarter 2018 Results

•	Platform GMV Growth Continued to Outpace Online Personal Luxury Goods Market with 53% Year-Over-Year Increase in Q3 2018

•	Generated $1.25 Billion Gross Merchandise Value over Last Twelve Months

•	Q3 2018 Revenue Grew 52% with Platform Services Revenue Up 61% Year-Over-Year

•	Active Consumers Up 42% with Number of Orders Increasing 55% Year-Over-Year in Q3 2018

•	Expanded Brand and Boutique Relationships – Marketplace Now Offers Luxury Products from More than 1,000 Sellers Across 48 Countries

•	Successfully Completed IPO – Company Well-Capitalized with $1.0 Billion Cash and Cash Equivalents at Quarter-End

LONDON, U.K. November 8, 2018 – Farfetch Limited (NYSE: FTCH), the leading global technology platform for the luxury fashion industry, today reported financial results for the third quarter ended September 30, 2018.

“I am extremely proud of the progress Farfetch continues to make across all our strategic initiatives. As the leading technology platform for the $300 billion luxury fashion industry, Farfetch delivered outsized growth with Platform Gross Merchandise Value growing at approximately twice the rate of the online luxury market in the third quarter of 2018. We also broadened our network of brands and boutiques, and now department stores, as we continued to leverage our unique positioning to be the category leader for the luxury industry,” said José Neves, Farfetch Founder, CEO and co-Chairman.

“We believe the luxury fashion industry will see online sales expand by an incremental $100 billion over the next ten years. Our mission is to be the global platform for the industry, and we are squarely focused on capturing the lion’s share of this massive opportunity.”

Elliot Jordan, CFO of Farfetch said, “I am delighted with our performance in the third quarter of 2018, and our delivery of strong Gross Merchandise Value and revenue growth during the period. This growth, coupled with attractive unit economics and improving operating efficiencies allows us to make further investments to continue to capture market share into the future.”

Consolidated Financial Summary and Key Operating Metrics (in thousands, except as otherwise noted):

	Three months ended September 30,
	2017	2018
Consolidated Group:
Gross Merchandise Value (“GMV”)	$204,601	$309,973
Revenue	86,913	132,179
Adjusted Revenue	70,487	110,380
Adjusted EBITDA	(20,620)	(32,311)
Adjusted EBITDA Margin	(29.3%)	(29.3%)
Loss After Tax	(28,179)	(77,255)
Platform:
Platform GMV	$200,262	$305,884
Platform Services Revenue	66,148	106,290

	Three months ended September 30,
	2017	2018
Platform Gross Profit	43,258	65,487
Platform Order Contribution	26,434	43,384
Platform Order Contribution Margin	40.0%	40.8%
Farfetch Marketplace:
Active Consumers	854.7	1,216.8
Number of Orders	427.7	662.5
Average Order Value (“AOV”) (actual)	$605.2	$584.6

Recent Business Highlights

•	The Farfetch Marketplace continued to increase its share in the online personal luxury market, and all three geographic regions – Americas, EMEA and APAC – posted their best ever Q3 in terms of GMV

•	Continued to add breadth and depth to the Marketplace offering:

•	Signed new brands, including Moschino, Victoria Beckham, and Tory Burch, and widened boutique network to now include partners in Russia and Estonia

•	Launched historic British luxury department store, Harvey Nichols, as the first department store partner on the Marketplace

•

Partnered with Dover Street Market, a boutique renowned for its fine jewelry expertise, to bring their unique collection to the Marketplace, which was showcased with specifically designed editorial content at launch

•	Enhanced fashion discovery for iOS mobile users with a new visual search function allowing consumers to act upon inspiration by uploading photos or images to find similar products

•

Farfetch Black & White Solutions launched two new brands, Roberto Cavalli and Neil Barrett, on its white label platform, providing the brands with an e-commerce solution with the same technology, features, and ongoing innovations as the Farfetch Marketplace

•

Agreed to acquire CuriosityChina, a digital technology company with best-in-class social CRM and digital marketing solutions to provide a plug-and-play suite of services aimed at helping brands expand in China via web, app, WeChat Stores and Mini Programs

•

Completed integration with JD.com to operationalize Farfetch’s third-party Shanghai warehouse, the company’s third global facility supporting Fulfillment by Farfetch, a logistics service for Marketplace sellers

•	Dream Assembly, Farfetch’s technology accelerator, kicked off in September 2018 and welcomed an inaugural cohort of 10 startups which are developing solutions aimed at shaping the future of e-commerce

Third Quarter 2018 Results Summary

Gross Merchandise Value and Platform GMV

Gross merchandise value (“GMV”) increased by $105.4 million from $204.6 million to $310.0 million in third quarter 2018, representing year-over-year growth of 51.5%. Platform GMV increased by $105.6 million from $200.3 million to $305.9 million, representing year-over-year growth of 52.7%.

The increases in GMV and Platform GMV were primarily driven by a 54.9% increase in Number of Orders from 427,700 to 662,500, which resulted from 42.4% growth in Active Consumers to 1.2 million, and an increase in the average number of orders per Active Consumer as we saw strong demand from consumers across our global markets. These factors were partially offset by a 3.4% decrease in AOV from $605.2 to $584.6 over the same period.

Revenue

Revenue increased by $45.3 million year-over-year from $86.9 million in third quarter 2017 to $132.2 million in third quarter 2018, representing growth of 52.1%. The increase was driven by higher platform services revenue and platform fulfilment revenue. Platform services revenue increased $40.1 million or 60.7% year-over-year, primarily due to the increase in third-party Platform GMV, which was partially offset by a lower Third-Party Take Rate; as well as an increased mix of first-party Platform GMV.

Revenue by type of good or service (in thousands):

	Three months ended September 30,
	2017	2018
Platform services revenue	$66,148	$106,290
Platform fulfilment revenue	16,426	21,799
Browns in-store revenue	4,339	4,090

Revenue	$86,913	$132,179

Cost of Revenue and Gross Profit

Cost of revenue increased by $23.6 million, or 57.2% year-over-year from $41.2 million in third quarter 2017 to $64.8 million in third quarter 2018. The increase was primarily driven by the increases in cost of goods associated with first-party sales, as well as the delivery, packaging and transaction processing expenditures incurred as a result of an increased Number of Orders.

Our gross profit margin decreased from 52.6% in third quarter 2017 to 51.0% in third quarter 2018 primarily due to the increased mix of first-party Platform GMV, as well as lower fulfillment revenue per order, on average, as more customers took advantage of our free shipping offer in third quarter 2018 than in the prior year quarter.

	Three months ended September 30,
	2017	2018
Demand generation expense	$16,824	$22,103
Technology expense	8,335	19,034
Depreciation and amortization	2,932	6,014
Share based payments	5,249	38,475
General and administrative	41,150	58,561

Selling, general and administrative expense	$74,490	$144,187

Third quarter 2018 demand generation expense increased 31.4% year-over-year to $22.1 million, or 20.8% of platform services revenue, representing a year-over-year improvement of 460 bps, which primarily resulted from performance marketing efficiencies in driving Platform GMV growth. These efficiencies also contributed to the 82 bps year-over-year improvement in Platform Order Contribution Margin from 40.0% in third quarter 2017 to 40.8% in third quarter 2018.

Technology expense, which is primarily related to research and development and operations of our Marketplace features and services, increased by $10.7 million, or 128.4%, year-over-year in third quarter 2018, primarily driven by a 67.5% increase in technology staff headcount and higher software and infrastructure expenses to support the continued growth of the business. We currently operate three globally distributed data centers, which support the processing of our growing base of transactions, including one in Shanghai dedicated to serving our Chinese customers.

General and administrative expense increased by $17.4 million, or 42.3%, year-over-year in third quarter 2018, primarily driven by a 65.6% increase in non-technology headcount across a number of areas to support the expansion of the business. General and administrative costs as a percentage of Adjusted Revenue decreased from 58.4% in third quarter 2017 to 53.1% in third quarter 2018, reflecting improved efficiency of our semi-variable and fixed costs.

Share based payments increased by $33.2 million, or 633.0%, year-over-year in third quarter 2018, due to the fair value re-measurement of our cash-settled share based payment awards and provision for employment related taxes on share based payment awards.

Adjusted EBITDA

Adjusted EBITDA loss increased by $11.7 million, or 56.7%, year-over-year in third quarter 2018, to $32.3 million. Adjusted EBITDA margin remained flat at (29.3%) over the same period, as we continued to invest in our customer offering, infrastructure and technology expenses to support our continued growth in GMV and Adjusted Revenue.

Outlook

The following forward-looking statement reflects Farfetch’s expectations as of November 8, 2018:

Based on the positive performance of the Marketplace through the initial fourth quarter 2018 selling season, Platform GMV for the fourth quarter of 2018 is expected to be within the range of $435 million and $445 million, which is higher than the Company’s previous estimates. The Company believes it is in the early phase of its investment cycle as it builds on its position to become the platform for the luxury fashion industry, and expects to continue to invest in the future growth of the business.

Conference Call Information

Farfetch will host a conference call today, November 8, 2018 at 5:15 p.m. Eastern Time to discuss the Company’s results as well as forward-looking information about Farfetch’s business. Listeners may access the live conference call via audio webcast at http://farfetchinvestors.com, where listeners can also access Farfetch’s earnings press release and slide presentation. Following the call, a replay of the webcast will be available at the same website for 30 days.

Unaudited interim condensed consolidated statement of operations for the three month period ended September 30

(in $ thousands, except share and per share data)

	2017	2018
Revenue	86,913	132,179
Cost of revenue	(41,224)	(64,792)

Gross profit	45,689	67,387
Selling, general and administrative expenses	(74,490)	(144,187)
Share of profits/(losses) of associates	8	(5)

Operating loss	(28,793)	(76,805)
Net finance income	839	733

Loss before tax	(27,954)	(76,072)
Income tax expense	(225)	(1,183)

Loss after tax	(28,179)	(77,255)

Loss per share attributable to owners of the parent
Basic and diluted	(0.12)	(0.30)
Weighted-average ordinary shares outstanding
Basic and diluted	241,527,626	256,163,135

Unaudited interim condensed consolidated statement of comprehensive loss for the three month period ended September 30

(in $ thousands, except share and per share data)

	2017	2018
Loss for the period	(28,179)	(77,255)
Other comprehensive income/(expense):
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences on translation of foreign operations	11,720	(7,702)

Other comprehensive income/(expense) for the period, net of tax	11,720	(7,702)

Total comprehensive loss for the period, net of tax	(16,459)	(84,957)

Unaudited interim condensed consolidated statement of operations for the nine month period ended September 30

(in $ thousands, except share and per share data)

	2017	2018
Revenue	259,484	399,687
Cost of revenue	(119,447)	(195,434)

Gross profit	140,037	204,253
Selling, general and administrative expenses	(200,250)	(352,988)
Share of profits of associates	23	18

Operating loss	(60,190)	(148,717)
Net finance income	2,529	4,951

Loss before tax	(57,661)	(143,766)
Income tax credit/(expense)	204	(1,897)

Loss after tax	(57,457)	(145,663)

Loss per share attributable to owners of the parent
Basic and diluted	(0.26)	(0.58)
Weighted-average ordinary shares outstanding
Basic and diluted	217,433,134	252,572,520

Unaudited interim condensed consolidated statement of comprehensive loss for the nine month period ended September 30

(in $ thousands)

	2017	2018
Loss for the period	(57,457)	(145,663)
Other comprehensive income/(expense):
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences on translation of foreign operations	27,897	(16,836)

Other comprehensive income/(expense) for the period, net of tax	27,897	(16,836)

Total comprehensive loss for the period, net of tax	(29,560)	(162,499)

Unaudited interim condensed consolidated statement of financial position

(in $ thousands)

	December 31, 2017	September 30, 2018
Non-current assets
Trade and other receivables NC	9,193	13,861
Intangible assets	74,041	91,884
Property, plant and equipment	26,696	37,354
Investments	278	334
Investments in associates	58	78

Total non-current assets	110,266	143,511

Current assets
Inventories	50,610	68,288
Trade and other receivables	18,180	111,745
Cash and cash equivalents	384,002	1,043,509

Total current assets	452,792	1,223,542

Total assets	563,058	1,367,053

Equity and liabilities
Equity
Share capital	9,298	11,980
Share premium	677,674	773,045
Merger reserve	—	783,529
Foreign exchange reserve	633	(16,203)
Other reserves	38,475	55,167
Accumulated losses	(329,177)	(474,840)

Total equity	396,903	1,132,678

Non-current liabilities
Provisions	5,142	23,005
Other liabilities	5,123	24,317

Total non-current liabilities	10,265	47,322

Current liabilities
Trade and other payables	136,744	187,053
Other liabilities	19,146	—

Total current liabilities	155,890	187,053

Total liabilities	166,155	234,375

Total equity and liabilities	563,058	1,367,053

Unaudited interim condensed consolidated statement of cash flows for the nine month periods ended September 30

(in $ thousands)

	2017	2018
Cash flows from operating activities
Loss before tax	(57,661)	(143,766)
Adjustments for:
Depreciation	2,507	4,952
Amortization	5,444	10,581
Non-cash employee benefits expense – equity-settled share based payments	10,131	16,692
Net loss on sale of non-current assets	9	1,045
Share of profits of associates	(23)	(18)
Net finance income	(551)	(4,880)
Net exchange differences	(7,263)	3,145
Decrease in the fair value of derivatives	—	1,889
Changes in working capital
Increase in receivables	(29,885)	(93,563)
Increase in inventories	(30,000)	(17,678)
Increase in payables	50,176	34,684
Changes in other assets and liabilities
Increase in non-current receivables	(2,778)	(4,667)
Increase in other liabilities	6,029	21,058
Increase in provisions		17,889
Interest paid	(591)	(68)
Income taxes paid	(264)	(780)

Net cash outflow from operating activities	(54,720)	(153,485)

Cash flows from investing activities
Payments for property, plant and equipment	(6,961)	(18,014)
Payments for intangible assets	(14,455)	(31,208)
Interest received	1,693	4,948

Net cash outflow from investing activities	(19,723)	(44,274)

Cash flows from financing activities
Proceeds from issue of shares, net of issue costs	322,098	859,525
Repayment of loan notes	(21,955)	—

Net cash inflow from financing activities	300,143	859,525

Net increase in cash and cash equivalents	225,700	661,766
Cash and cash equivalents at the beginning of the period	150,032	384,002
Effects of exchange rate changes on cash and cash equivalents	29,543	(2,259)

Cash and cash equivalents at end of period	405,275	1,043,509

Unaudited interim condensed consolidated statement of changes in equity

(in $ thousands)

	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	Equity attributable to the parent	Non- controlling interest	Total equity
Balance at January 1, 2017	7,844	340,988	—	(32,871)	19,857	(216,901)	118,917	(1)	118,916
Changes in equity
Issue of share capital	1,445	336,689	—	—	—	—	338,134	—	338,134
Total comprehensive income/(loss)	—	—	—	27,897	—	(57,457)	(29,560)	—	(29,560)
Share based payment – equity settled	—	—	—	—	10,131	—	10,131	—	10,131
Transactions with non-controlling interests	—	—	—	—	—	—	—	1	1

Balance at September 30, 2017	9,289	677,677	—	(4,974)	29,988	(274,358)	437,622	—	437,622

Balance at January 1, 2018	9,298	677,674	—	633	38,475	(329,177)	396,903	—	396,903

Changes in equity
Capital reorganization	652	(677,674)	783,529	—	—	—	106,507	—	106,507
Issue of share capital	2,030	773,045	—	—	—	—	775,075	—	775,075
Total comprehensive loss	—	—	—	(16,836)	—	(145,663)	(162,499)	—	(162,499)
Share based payment – equity settled	—	—	—	—	16,692	—	16,692	—	16,692

Balance at September 30, 2018	11,980	773,045	783,529	(16,203)	55,167	(474,840)	1,132,678	—	1,132,678

Farfetch Limited

Supplemental Metrics

	2016	2017				2018
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
	(in thousands, unless stated otherwise)
Consolidated Group:
Gross Merchandise Value (“GMV”)	$197,248	$176,701	$217,806	$204,601	$310,718	$292,692	$338,543	$309,973
Revenue	82,431	79,425	93,146	86,913	126,482	122,707	144,801	132,179
Fulfilment Revenue	17,931	16,128	17,632	16,426	23,996	22,535	28,016	21,799
Adjusted Revenue	64,500	63,297	75,514	70,487	102,486	100,172	116,785	110,380
Browns In-Store Revenue	3,265	3,715	3,616	4,339	3,764	4,021	3,170	4,090
Demand Generation Expense	(15,337)	(12,429)	(16,694)	(16,824)	(23,255)	(19,363)	(21,895)	(22,103)
Technology Expense	(4,592)	(5,078)	(6,050)	(8,335)	(12,147)	(13,896)	(17,135)	(19,034)
Share Based Payments	(5,860)	(3,770)	(4,752)	(5,249)	(7,715)	(6,567)	(5,956)	(38,475)
Depreciation and Amortisation	(3,060)	(2,313)	(2,706)	(2,932)	(3,029)	(4,875)	(5,463)	(6,014)
General and Administrative	(27,065)	(29,537)	(42,433)	(41,150)	(52,861)	(51,571)	(62,080)	(58,561)
Adjusted EBITDA	(4,676)	(4,190)	(9,858)	(20,620)	(23,411)	(23,657)	(25,418)	(32,311)
Adjusted EBITDA Margin	(7.2%)	(6.6%)	(13.1%)	(29.3%)	(22.8%)	(23.6%)	(21.8%)	(29.3%)
Platform:
Platform GMV	$193,983	$172,985	$214,190	$200,262	$306,954	$288,671	$335,373	$305,884
Platform Services Revenue[1]	61,235	59,582	71,898	66,148	98,722	96,151	113,615	106,290
Platform Gross Profit	38,914	40,759	49,735	43,258	62,829	59,365	74,222	65,487
Platform Order Contribution	23,577	28,330	33,041	26,434	39,574	40,002	52,327	43,384
Platform Order Contribution Margin	38.5%	47.5%	46.0%	40.0%	40.1%	41.6%	46.1%	40.8%
Farfetch Marketplace:
Active Consumers	651.7	728.2	796.3	854.7	935.8	1,017.8	1,118.0	1,216.8
Number of Orders	407.7	385.0	468.2	427.7	600.1	578.3	727.0	662.5
Average Order Value (actual)	$614.0	$581.2	$600.4	$605.2	$670.4	$647.1	$602.4	$584.6

[1]	Platform Services Revenue was also referred to as Adjusted Platform Revenue in previous filings with the SEC

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the fourth quarter of 2018, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: purchasers of luxury products may not choose to shop online in sufficient numbers; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; the volatility and difficulty in predicting the luxury fashion industry; our reliance on a limited number of retailers and brands for the supply of products on our Marketplace; our reliance on retailers and brands to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; our reliance on information technologies and our ability to adapt to technological developments; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our ability or the ability of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our ability to successfully launch and monetize new and innovative technology; our dependence on highly skilled personnel, including our senior management, data scientists and technology professionals, and our ability to hire, retain and motivate qualified personnel; Mr. Neves has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our final prospectus under Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on September 24, 2018 in connection with our initial public offering as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Non-IFRS and Other Financial and Operating Metrics

This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Revenue, Platform Services Revenue, Platform Gross Profit, Platform Order Contribution, and Platform Order Contribution Margin, as well as operating metrics, including GMV, Platform GMV, Active Consumers, Number of Orders and Average Order Value.

Management uses Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Revenue, Platform Services Revenue, Platform Gross Profit, Platform Order Contribution, and Platform Order Contribution Margin

•

as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;

•	to evaluate the performance and effectiveness of our strategic initiatives; and

•	to evaluate our capacity to fund capital expenditures and expand our business.

Items excluded from these non-IFRS measures are significant components in understanding and assessing financial performance. Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Revenue and Platform Services Revenue have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;

•	such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;

•	such measures do not reflect changes in our working capital needs;

•	such measures do not reflect our share based payments, income tax (credit)/expense or the amounts necessary to pay our taxes;

•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Revenue and Platform Services Revenue should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the non-IFRS financial measures used by Farfetch may differ from the non-IFRS financial measures used by other companies, and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS.

Reconciliations of these non-IFRS measures to the most directly comparable IFRS measure are included in the accompanying tables.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is loss after tax:

(in $ thousands, except as otherwise noted)
	2016	2017				2018
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
Loss after tax	$(13,786)	$(9,333)	$(19,945)	$(28,179)	$(54,818)	$(50,727)	$(17,681)	$(77,255)
Net finance costs/(income)	(1,941)	(1,085)	(605)	(839)	20,171	15,101	(19,319)	(733)
Income tax expense/(credit)	57	152	(581)	225	374	527	187	1,183
Depreciation and amortization	3,060	2,313	2,706	2,932	3,029	4,875	5,463	6,014
Share based payments(a)	5,860	3,770	4,752	5,249	7,715	6,567	5,956	38,475
Other items(b)	2,078	—	3,823	—	126	—	—	—
Share of results of associates	(4)	(7)	(8)	(8)	(8)	—	(24)	5

Adjusted EBITDA	$(4,676)	$(4,190)	$(9,858)	$(20,620)	$(23,411)	$(23,657)	$(25,418)	$(32,311)

(a)	Represents share based payment expense.
(b)

Represents other items, which are outside the normal scope of our ordinary activities or non-cash, including fair value remeasurement of contingent consideration of $2.1 million in fourth quarter 2016 and $3.3 million in second quarter 2017 and legal fees directly related to acquisitions of $126,000 in fourth quarter 2017, all of which are included within the general and administrative component of selling, general and administrative expenses. There were no other such items in the first, second and third quarter 2018.

The following table reconciles Adjusted Revenue and Platform Services Revenue to the most directly comparable IFRS financial performance measure, which is revenue:

(in $ thousands, except as otherwise noted)
	2016	2017				2018
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
Revenue	$82,431	$79,425	$93,146	$86,913	$126,482	$122,707	$144,801	$132,179
Less: Platform Fulfilment Revenue	(17,931)	(16,128)	(17,632)	(16,426)	(23,996)	(22,535)	(28,016)	(21,799)
Adjusted Revenue	64,500	63,297	75,514	70,487	102,486	100,172	116,785	110,380
Less: Browns In-Store Revenue	(3,265)	(3,715)	(3,616)	(4,339)	(3,764)	(4,021)	(3,170)	(4,090)

Platform Services Revenue[1]	$61,235	$59,582	$71,898	$66,148	$98,722	$96,151	$113,615	$106,290

[1]	Platform Services Revenue was also referred to as Adjusted Platform Revenue in previous filings with the SEC

Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our platform for the periods presented. We also believe that Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our platform productivity, efficiency and performance.

The following table reconciles Platform Gross Profit and Platform Order Contribution to the most directly comparable IFRS financial performance measure, which is gross profit:

(in $ thousands, except as otherwise noted)
	2016	2017				2018
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
Gross profit	$40,241	$42,854	$51,494	$45,689	$64,729	$61,173	$75,693	$67,387
Less: Browns In-Store Gross Profit(a)	(1,327)	(2,095)	(1,759)	(2,431)	(1,900)	(1,808)	(1,471)	(1,900)
Platform Gross Profit	38,914	40,759	49,735	43,258	62,829	59,365	74,222	65,487
Less: Demand generation expense	(15,337)	(12,429)	(16,694)	(16,824)	(23,255)	(19,363)	(21,895)	(22,103)

Platform Order Contribution	$23,577	$28,330	$33,041	$26,434	$39,574	$40,002	$52,327	$43,384

(a)	Browns In-Store Gross Profit is Browns In-Store Revenue less the direct cost of goods sold relating to Browns In-Store Revenue

“Active Consumers” means active consumers on the Farfetch Marketplace. A consumer is deemed to be active if they made a purchase on the Farfetch Marketplace within the last 12-month period, irrespective of cancelations or returns. The number of Active Consumers is an indicator of our ability to attract and retain an increasingly large consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means loss after taxes before net finance costs/(income), income tax (credit)/expense and depreciation and amortization, further adjusted for share based compensation expense, other items and share of results of associates. Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of others.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted Platform Revenue” means Adjusted Revenue less Browns In-Store Revenue. Adjusted Platform Revenue is driven by our Platform GMV, including revenue from first-party sales, and commission from third-party sales The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions, and thus related sales are not commission based.

“Adjusted Revenue” means revenue less Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders placed on the Farfetch Marketplace excluding value added taxes.

“Browns In-Store Revenue” means revenue generated in our Browns retail stores.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“Number of Orders” means the total number of consumer orders placed on the Farfetch Marketplace, gross of returns and net of cancellations, in a particular period. An order is counted on the day the consumer places the order. The Number of Orders represents an indicator of our ability to generate sales opportunities for luxury sellers through our Marketplace. Analyzed in the context of Active Consumers, the Number of Orders provides an indicator of our ability to attract recurring purchases on our platform and also, the effectiveness of our targeted advertising.

“Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our consumers, net of consumer promotional incentives, such as free shipping and promotional codes.

“Platform GMV” is consistent with the definition for GMV given above but excludes Browns In-Store Revenue.

“Platform Gross Profit” means gross profit excluding Browns In-Store Gross Profit.

“Platform Order Contribution” means gross profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Platform Order Contribution provides an indicator of our ability to extract consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

“Platform Order Contribution Margin” means Platform Order Contribution calculated as a percentage of Platform Services Revenue.

“Platform Services Revenue” has the same meaning and is calculated in the same manner as Adjusted Platform Revenue. Platform Services Revenue was previously referred to as Adjusted Platform Revenue in the Company’s SEC filings and other disclosure. In this earnings release and other Company disclosures going forward, management intends to refer to Platform Services Revenue instead of Adjusted Platform Revenue.

“Third-Party Take Rate” means Adjusted Platform Revenue excluding revenue from first-party sales, as a percentage of GMV excluding GMV from first-party sales and Platform Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global technology platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today the Farfetch.com Marketplace connects customers in 190 countries with items from more than 48 countries and over 1,000 of the world’s best boutiques and brands, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a single platform. Through its business units, which also include Store of The Future, Farfetch Black & White Solutions, and Browns, Farfetch continues to invest in innovation and develop key technologies, business solutions, and services for the luxury fashion industry.

For more information, please visit www.farfetch.com.